                          UNIVERSAL DISPLAY CORPORATION
                             375 PHILLIPS BOULEVARD
                                 EWING, NJ 08618

July 27, 2005

Via EDGAR and Facsimile
-----------------------
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Sara Kalin, Esquire

Re:  Universal Display Corporation (the "Company")
     Registration Statement on Form S-3 (Filing No. 333-124306)
     ----------------------------------------------------------

Dear Ms. Kalin:

As per the telephone conversation between you and our counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, on July 27, 2005, in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Thursday, July 28, 2005, at 3:00 p.m. Eastern Time or as soon thereafter as practicable.

Pursuant to your letter to Steven V. Abramson of the Company dated May 19, 2005, in connection with this request for effectiveness, the Company acknowledges the following:

         The disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                               Sincerely yours,

                                               Universal Display Corporation


                                               By: /s/ Sidney D. Rosenblatt
                                                   ----------------------------
                                                   Sidney D. Rosenblatt
                                                   Executive Vice President
                                                   and Chief Financial Officer

cc: Justin W. Chairman, Esquire